Exhibit 3.1

ARTICLES OF AMENDMENT

OF

FICAAR, INC

To the Secretary of State

State of Georgia

Pursuant to the provisions of the Georgia Business Corporation Code, Ficaar, Inc. (the "corporation") does hereby adopt the following Articles of Amendment:

1.                   Article IV of the Articles of Incorporation of the Corporation is hereby amended to read as follows:

ARTICLE IV

CAPITALIZATION, PREEMPTIVE RIGHTS AND VOTING

Section 4.01. Authorized Shares . The Corporation shall have the authority to issue two classes of shares to be designated respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is Two Hundred Thirty Million (230,000,000) shares of which Two Hundred Million (200,000,000) shares shall be Common Stock and Thirty Million (30,000,000) shall be Preferred Stock. Each share of Common Stock shall have a par value of $.001, and each share of Preferred Stock shall have a par value of $.001."

2.                   The Series C Preferred Designation and Series D Preferred Designations attached hereto are hereby adopted and incorporated into the Articles of Incorporation.

3.                   The amendments herein were duly recommended by the Board of Directors of the Corporation to the shareholders of the corporation on August 6, 2021.

4.                   The amendments herein were duly approved by a majority of the shareholders of the Corporation on August 6, 2021 in accordance with the provisions of Section 14-2-1003 of the Georgia Business Corporation Code.

5.                   The effective time and date of these Articles of Amendment shall be at 5:00 pm Eastern on August 6, 2021.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment on August 6, 2021.

/s/ Gail Levy Gail Levy CEO